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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934







                         Commission File Number 0-23965



                        ENTHRUST FINANCIAL SERVICES, INC.
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                 (Name of Small Business Issuer in its charter)

              Delaware                                     84-1374481
----------------------------------------                  -----------
   (State or other jurisdiction of                (I.R.S. Employer I.D. No.)
    incorporation or organization)


              1270 Avenue of the Americas, New York, New York 10020
              -----------------------------------------------------
              (Address of principal executive offices and Zip Code)


                                 (212) 356-0500
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


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                            * * * * * * * * * * * * *
                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                   STOCKHOLDERS IS REQUIRED IN CONNECTION WITH
                   THIS INFORMATION STATEMENT. NO PROXIES ARE
                  BEING SOLICITED AND YOU ARE NOT REQUESTED TO
                            SEND THE COMPANY A PROXY.

                            * * * * * * * * * * * * *

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

                    NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                  July 10, 2007

         This Information Statement ("Information Statement") is being furnished to holders of record as of July 10, 2007 of the common stock of Enthrust Financial Services, Inc. a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder ("Rule 14f-1").

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.

         References throughout this Information Statement to the "Company", "Enthrust", "we", "us" and "our" are to Enthrust Financial Services, Inc.

                                  INTRODUCTION


         On July 10, 2007 (the "Exchange Date"), pursuant to an Exchange Agreement, dated as of July 10, 2007 (the "Exchange Agreement"), (i) Paul Revere, LLC ("Revere"), a Delaware limited liability company, which owned 70% of Rodman & Renshaw Holding, LLC, a Delaware limited liability company ("Holding"), contributed its membership interest in Holding to Enthrust in exchange for 12,711,683 shares of Enthrust's common stock, par value $.001 per share (the "Common Stock"); (ii) the stockholders of R&R Capital Group, Inc. ("RRCG"), a Delaware "S" corporation, which owned 30% of Holding and 25.5% of RRPR, LLC, a Delaware limited liability, contributed all of their shares of RRCG to Enthrust in exchange for 5,967,591 shares of Common Stock; (iii) the holders of the 6% Senior Convertible Debentures issued by Holding in March 2007 in the aggregate principal amount of $20 million (the "Debentures") and warrants to purchase 714,286 shares of Holding stock at a price of $7.70 per share (the "Warrants") contributed the Debentures and the Warrants to Enthrust in exchange for 5,970,099 shares of Common Stock and warrants to purchase 1,355,600 shares of Common Stock at a purchase price of $7.00 per share (the "Enthrust Warrants"). In addition, options held by Holding employees to purchase up to 2,848,370 shares of Holding's stock at prices ranging from $0.409 to $8.24 per share were, by their terms, converted into options to acquire up to 5,405,793 shares of Common Stock at prices ranging from $0.22 to $4.34 per share. The transactions contemplated by the Exchange Agreement as described in this paragraph are referred to in this Information Statement as the "Exchange". The shares of Common Stock issued to Revere, the stockholders of RRCG and the Debenture holders pursuant to the Exchange Agreement, represented 98.6% of our issued and outstanding shares immediately after the Exchange. Before the Exchange, Holding owned 80% of Enthrust through a subsidiary. Immediately after the Exchange those shares were cancelled.

         As a result of the Exchange, Enthrust changed its management and will reconstitute its board of directors (the "Board of Directors"). On the Exchange Date, the president and the chief financial officer of Enthrust resigned and Enthrust's sole director, Arnold P. Kling, appointed Edward Rubin, Holding's president and a member of Holding's board of directors, as a director of Enthrust, and they then appointed the officers of Holding as the officers of Enthrust and the other members of the Holdings' board of directors as directors of Enthrust (the "Prospective Directors"). However, in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"), the Prospective Directors will not take office until ten days after we file this Information Statement pursuant to Rule 14f-1 and mail it to our stockholders of record (the "Effective Date"). In addition, on the Exchange Date, Mr. Kling resigned as a director of Enthrust, effective as of the Effective Date. As a result, as of the Effective Date, all of our directors will be the former directors of Holding. Finally, as soon as practicable after the Exchange, Enthrust intends to change its name to Rodman & Renshaw Capital Group, Inc. to reflect the corporate identity of Holding.

         Prior to the consummation of the Exchange, Enthrust was not engaged in any trade or business and Holding was engaged, directly and indirectly through its various subsidiaries, in the investment banking business. Accordingly, following the Exchange, the business of Holding constitutes our only operations.

         As a result of the Exchange (i) the former members of Holding control Enthrust, (ii) the officers of Holding have become the officers of Enthrust and the Prospective Directors will become the directors of Enthrust on the Effective Date, (iii) Enthrust will change its name to reflect the corporate identity of Holding, (iv) Enthrust's only business is the business that had been previously conducted by Holding and (v) the historical financial statements of Holding have become Enthrust's historical financial statements.

         Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and Prospective Directors. You are not, however, required to take any action.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Enthrust is presently authorized to issue 100,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). Giving effect to the Exchange, on July 10, 2007 there were 25,000,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

         The following table sets forth, as of July 10, 2007, after giving effect to the Exchange, certain information regarding the beneficial ownership of our Common Stock, the only class of securities we have currently outstanding, of (i) each director and named executive officers (as defined in the Executive Compensation section below) individually, (ii) all directors and named executive officers as a group, and (iii) each person known to us who is known to be the beneficial owner of more than 5% of our Common Stock. In accordance with the rules of the SEC, "beneficial ownership" includes voting or investment power with respect to securities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                                        SHARES BENEFICIALLY OWNED IMMEDIATELY AFTER THE EXCHANGE(1)
                                                                        -----------------------------------------------------------
NAME OF BENEFICIAL OWNER(2)
------------------------------------------------------------------
                                                                              NUMBER(3)                             PERCENT
                                                                        -----------------------------------------------------------
    Wesley K. Clark(4)............................................             436,284                                1.7%
    Michael Vasinkevich(5)........................................                -                                     -
    John J. Borer III ............................................           2,428,210                                9.7%
    Edward Rubin(6) ..............................................          12,711,683                               50.8%
    Thomas Pinou(7)...............................................             445,865                                1.8%
    Matthew Geller(4).............................................             109,071                                 *
    Sam Dryden(8).................................................              36,628                                 *
    Arnold P. Kling (9)...........................................             172,500                                 *
    712 Fifth Avenue, 11th Floor, New York, NY 10019.
    All officers and directors as a group (7 persons)(10).........          16,340,241                               63.9%

    5% SHAREHOLDERS:
    Steven A. Horowitz(6).........................................          12,711,683                               50.8%
    c/o Moritt Hock Hamroff & Horowitz
    400 Garden City Plaza, Suite 202
    Garden City, New York 11530

----------------
*        Less than 1.0%.
(1) Under the rules and regulations of the SEC, beneficial ownership includes (i) shares actually owned, (ii) shares underlying options and warrants that are currently exercisable and (iii) shares underlying options and warrants that are exercisable within 60 days of the date of July 10, 2007. All shares beneficially owned by a particular person under clauses (ii) and (iii) of the previous sentence are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2) Unless otherwise indicated, the address for each person listed above is: c/o the Company, 1270 Avenue of the Americas, New York, New York 10020.
(3) Based on 25,000,000 shares issued and outstanding immediately after the Exchange.
(4) Reflects shares underlying options that are currently exercisable at $3.69 per share.
(5) Mr. Vasinkevich does not beneficially own any shares. Revere, a former member of Holding, beneficially owns 12,711,683 shares. ARF Trust, a trust for the benefit of Mr. Vasinkevich's wife and children, owns a two-thirds membership interest in Revere. See note 6 below.
(6) Shares owned by Revere, a former member of Holding. The members of Revere are the ARF Trust (two-thirds) and Edward Rubin (one-third). Steven A. Horowitz is the sole trustee of the ARF Trust and the wife and children of Michael Vasinkevich, our Vice Chairman, are its beneficiaries. Each of Messrs. Rubin and Horowitz has voting and disposition rights over all of the shares owned by Revere.
(7) Includes 13,634 shares underlying options that are currently exercisable or exercisable within 60 days of July 10, 2007 at $3.69 per share.
(8) Includes 6,778 shares underlying options that are currently exercisable at $7.00 per share.
(9) Includes 102,857 shares held by Moyo Partners LLC, a New York limited liability company, of which Mr. Kling is a managing member. Mr. Kling has resigned as a director effective as of the Effective Date.
(10) Includes 565,767 shares underlying options that are currently exercisable or exercisable within 60 days of July 10, 2007.

         We know of no arrangements, including pledges, by or among any of the forgoing persons, the operation of which could result in a change of control of us.


               DIRECTORS AND EXECUTIVE OFFICERS AND KEY EMPLOYEES

         On the Exchange Date, all the officers of Holdings became officers of Enthrust, and Edward Rubin was appointed as a director and the president of Enthrust alongside current director Arnold P. Kling. Mr. Kling has resigned from his position as president of Enthrust effective immediately on the Exchange Date and from his position as a director effective as of the Effective Date. On the Effective Date, Enthrust's entire board will consist of Mr. Rubin and the Prospective Directors. Generally, the directors of Enthrust serve one year terms until their successors are elected and qualified.

         Set forth below is information concerning our directors, senior executive officers and other key employees.


NAME                                 AGE      TITLES
--------------------------           ---      ------------------------------------------------------------------------------------
OFFICERS AND DIRECTORS(1):
Wesley K. Clark                      62       Chairman
Michael Vasinkevich                  39       Vice Chairman and Director
John J. Borer III                    50       Chief Executive Officer (Principal Executive Officer) and Director
Edward Rubin                         39       President and Director
Thomas Pinou                         48       Chief Financial Officer (Principal Accounting Officer)
John W. Chambers                     45       President of AcumenBioFin Division and Senior Managing Director - Investment Banking
Matthew Geller, Ph.D.                59       Senior Managing Director - Investment Banking
Sam Dryden                           57       Director

KEY EMPLOYEES:
F. Alger Boyer                       38       Managing Director - Institutional Sales
William A. Iommi                     57       Chief Compliance Officer
Michael G. King, Jr.                 46       Managing Director and Director of Research

----------
(1) The current directors are Arnold Kling and Edward Rubin, who was appointed by Arnold Kling on the Exchange Date. Mr. Kling has resigned from the Board of Directors effective as of the Effective Date which we expect will be on or about July 23, 2007. On that date, the appointment of Messrs. Clark, Vasinkevich, Borer and Dryden to the Board of Directors will become effective.

         Executive officers are appointed by and serve at the pleasure of the Board of Directors. A brief biography of each director and executive officer follows:

         WESLEY K. CLARK. General Clark was appointed Chairman of Holding in January 2006. He is chairman and chief executive officer of Wesley K. Clark & Associates, a strategic advisory firm he founded in March 2003. From June 2000 through March 2003, General Clark was a Managing Director at Stephens, Inc., an investment banking firm based in Arkansas. From June 1966 through June 2000, General Clark served in the U.S. Army where he held numerous staff and command positions and rose to the rank of 4-star general. He served as NATO Supreme Allied Commander and Commander in Chief of the U.S.-European Command from July 1997 through May 2000. In August 2000, General Clark was awarded the Presidential Medal of Freedom, the United States' highest civilian honor. General Clark graduated from the United States Military Academy at West Point in 1966. He received a Master's Degree in Philosophy, Politics and Economics from Oxford University where he was a Rhodes Scholar from 1966 to 1968.

         MICHAEL VASINKEVICH. Mr. Vasinkevich was appointed Vice Chairman of Holding in May 2007. He joined us in July 2002 as Senior Managing Director and was appointed a director of R&R, our broker-dealer affiliate, in 2006 and a director of Holding in 2004. From August 1999 through May 2002, Mr. Vasinkevich was a managing director at Ladenburg Thalmann & Co. Inc., and for the last 11 months of his tenure there he was president of capital markets. From November 1998 through July 1999 he was the founder and managing director of Tandem Venture Partners, Ltd., a specialized financial advisory firm focusing on growth companies in the United States and Asia. From June 1997 to November 1998 he was the managing director of the structured finance group at New York City-based Jesup & Lamont Securities Corp.

         JOHN J. BORER III. Mr. Borer was appointed Chief Executive Officer of Holding in May 2007. He has also been a director of Holding since April 2004 and a director of R&R since 2002. From 1998 through 2006 he was a Senior Managing Director and the President of R&R. From 1991 through 1998, Mr. Borer was a managing director and head of investment banking at the broker-dealer affiliate of the original Rodman & Renshaw firm. From 1984 through 1991 Mr. Borer was senior vice president and investment manager in the new business development office of Security Pacific Business Credit Inc. From 1979 through 1984, he served as a vice president and business development officer with Barclays American Business Credit in its Los Angeles office. Mr. Borer received his B.S. in Agricultural Economics from the University of California at Davis in 1978 and his J.D. from Loyola Law School in Los Angeles in 1984.
o
         EDWARD RUBIN. Mr. Rubin was appointed President of Holding in May 2007 and was appointed to the Board of Directors on the Exchange Date. He originally joined us in June 2002 as Senior Managing Director. He has served as president of R&R from September 2006, as a director of R&R since 2006 and as a director of Holding since 2004. From August 1999 through May 2002, Mr. Rubin was a director, corporate finance with Ladenburg Thalmann & Co. Inc. From November 1998 through July 1999 he was the founder and executive vice president of Tandem Venture Partners, Ltd., a specialized financial advisory firm focusing on growth companies in the United States and Asia. From July 1998 to November 1998 he was a vice president in the structured finance group at New York City-based Jesup & Lamont Securities Corp. From November 1995 through December 1997, Mr. Rubin was assistant general counsel for NCH Capital, a New York-based investment fund specializing in investments in Eastern Europe and the former Soviet Union. From September 1993 through November 1995, Mr. Rubin was an associate in two law firms in New York, Friedman & Kaplan and Coudert Brothers. Mr. Rubin received his J.D. degree from New York University School of Law in 1993 and his BA degree in political science from Bernard M. Baruch College in 1989.

         THOMAS PINOU. Mr. Pinou has been our Chief Financial Officer and Principal Accounting Officer since October 1998. From August 1996 to December 1997 he was the controller of the broker-dealer affiliate of the original Rodman & Renshaw firm, and in December 1997 was appointed chief financial officer of the original Rodman & Renshaw firm, a position he held until March 1998. From September 1991 to May 1996 Mr. Pinou was responsible for trading and syndicate accounting at Yamaichi Securities and Bankers Trust. Mr. Pinou received BBA from Pace University in 1982.

         JOHN W. CHAMBERS. Mr. Chambers joined R&R in August 2006 as a Senior Managing Director - Investment Banking and was appointed President of our AcumenBioFin division in November 2006. From May 2005 through June 2006 he served as a managing director and senior biotechnology specialist at SG Cowen. From April 2002 through May 2005, Mr. Chambers was the managing director responsible for the biotechnology sector at Lehman Brothers. From November 1999 through March 2002, Mr. Chambers spearheaded the global biotechnology sector as a managing director at UBS. Mr. Chambers received his MBA from Columbia Business School in 1988 and his B.S. in Mechanical Engineering from Union College in 1984.

         MATTHEW GELLER, PhD. Dr. Geller joined R&R in February 2006 as a Senior Managing Director - Investment Banking. From May 1994 through November 2005 he was managing director and senior biotechnology analyst at Oppenheimer & Co. and CIBC World Markets. Dr. Geller received a bachelor's degree in mathematics from Yale University in 1969, a master's degree in mathematics from the University of California, San Diego in 1971 and a Ph.D. in computer sciences from the University of California, Berkeley in 1975.

            SAM DRYDEN. Mr. Dryden was appointed to our Board of Directors in March 2007. Since January 1, 2007, he has served as a managing director of Wolfensohn & Company, a corporate advisory and investment firm, where he focuses on private equity investments in biofuels and other alternative energies. He is currently the chief executive officer of Emergent Genetics, LLC, a life science investment holding company, a position he has held since April 2004. From January 1997 through June 2006, he served as chairman and chief executive officer of Emergent Genetics, Inc, an international biotechnology company. He founded and held executive positions with both, Agrigenetics Corporation, now part of Dow AgroSciences, and Big Stone Inc., a private venture-investment and development company, which participated in the founding of over a dozen life science companies. Mr. Dryden is an advisor to the World Bank regarding rural development strategy and a member of the Council on Foreign Relations where he serves on its Advisory Committee on Intellectual Property and American Competitiveness. Mr. Dryden received a Bachelor of Arts degree from Emory University in 1973.

         ARNOLD P. KLING. Mr. Kling has served as our director and our President since August, 2005. On the Exchange Date, he resigned from his position with us as president. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the president of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as a director and president of Twin Lakes Delaware, Inc., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc. and R&R Acquisition VIII, Inc., R&R Acquisition, Inc., IX, and R&R Acquisition, Inc., X, (each a publicly reporting, non-trading company), and 24Holdings, Inc. (OTCBB:TWFH).

         Set forth below are the biographies of our key employees:

         F. ALGER BOYER. Mr. Boyer joined R&R in January 2006 as Managing Director - Institutional Sales & Trading. From August 2001 through December 2005, Mr. Boyer was an executive director and senior relationship salesman at CIBC World Markets. From January 1998 through June 2001, Mr. Boyer was an associate director of research at U.S. Bancorp Piper Jaffrey. Mr. Boyer received his baccalaureate degree in Anthropology from U.C. Berkeley in 1992.

         WILLIAM A. IOMMI. Mr. Iommi joined R&R in October 2003 as our Chief Compliance Officer and is responsible for monitoring our businesses for compliance of securities regulations. From June 2003 through October 2003 he served as compliance manager at Goldstein Law Group. From November 2002 through June 2003 he served as chief compliance officer for Eagle Ridge Securities. From June 2000 through November 2002 he served as chief compliance officer of Sands Brothers, Ltd. From June 1993 through May 2000 he served as divisional compliance director (northeast) for Citigroup Salomon Smith Barney. From May 1989 through May 1993 he served as executive director of Trading Analysis and Inquiries at the American Stock Exchange. From May 1981 through April 1989 he served as manager of market surveillance services at the New York Stock Exchange ("NYSE").

         MICHAEL G. KING, Jr. Mr. King joined R&R in May 2005 as a Managing Director and Senior Biotechnology Analyst. In January, 2006, he also became the Director of Research. From June 2002 through May 2005, Mr. King was a managing director and senior equity research analyst in the Health Care Group at Banc of America Securities LLC where he covered the biotechnology sector for three years. From September 1998 through June 2002, Mr. King was a managing director and senior biotechnology analyst at Robertson Stephens. He served as a senior biotechnology analyst at Vector Securities from March 1996 through September 1998 and at Dillon, Read & Co. from November 1994 to March 1996. Mr. King earned a BBA with honors in finance from Bernard M. Baruch College in 1985.


BOARD COMPOSITION

         According to our bylaws, the number of directors at any one time may not be less than one nor more than five. The maximum number of directors at any one time may be increased by a vote of a majority of the directors then serving.

         Currently, the Board of Directors consists of two members, none of whom qualify as "independent" under the rules and regulations of the SEC and the NYSE (although we are not listed on the NYSE). Until the Exchange, Arnold P. Kling was Enthrust's sole director. In connection with the Exchange, Mr. Kling appointed Mr. Rubin, then a director of Holding, as a director of Enthrust effective immediately upon the consummation of the Exchange and they then appointed Messrs. Clark, Vasinkevich, Borer and Dryden as directors. Mr. Kling then resigned as a director. Mr. Kling's resignation and the appointment of Messrs. Clark, Vasinkevich, Borer and Dryden as directors will become effective on the Effective Date. Mr. Dryden will qualify as "independent" under the rules and regulations of the SEC.

         Our charter provides for the annual election of directors. At each annual meeting of stockholders, our directors will be elected for a one-year term and will serve until their respective successors have been elected and qualified. It is anticipated that the Board of Directors will meet at least quarterly.

FAMILY RELATIONSHIPS

       None of our directors (including the Prospective Directors) or executive officers is related by blood, marriage or adoption.

BOARD COMMITTEES

         Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions. As of the date of this Information Statement, the Board of Directors has not established any committees. However, we expect that the Board of Directors will increase the maximum number of directors that may serve at any one time and to appoint new directors who will qualify as "independent," to fill those additional seats. Once the Board of Directors has been expanded, we anticipate that the Board of Directors will establish an audit, a compensation and a nominating and corporate governance committee, the members of which will be "independent" directors, and may, from time to time, establish other committees as it deems appropriate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.


                             EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     The following compensation discussion and analysis assumes that the Exchange had already been consummated prior to all periods presented.

     OVERVIEW

         Our executive compensation program is designed to incentivize our executive officers to effectively lead, manage and grow our business. Because the compensation of our executive officers plays an integral role in our success, our compensation programs are designed to attract, retain, and motivate top quality and effective executives and professionals. We refer to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers during 2006 as our "named executive officers."

         A substantial portion of each named executive officer's total compensation is variable and delivered on a pay-for-performance basis. We believe this model provides the greatest incentive to motivate management to achieve our business objectives. The executive compensation program provides compensation opportunities, contingent upon performance, that are competitive with practices of other similar investment banking firms. We are committed to utilizing the executive compensation program to maintain Holding's ownership culture prior to the Exchange and to broaden executive ownership over time. We strongly believe that the cash and equity components of our compensation plans will align the interests of our named executive officers and other key employees with our stockholders and will promote the creation of long-term stockholder value.

     DETERMINATION OF COMPENSATION

         In allocating compensation to our named executive officers, the primary emphasis, in addition to our performance, is on each individual's contribution and business unit performance and on compensation recommendations of the compensation committee, which will have the primary responsibility and authority to determine and recommend the compensation of our named executive officers and other key employees once it is constituted. We may utilize third-party compensation consultants and surveys to provide industry data to better support our determination of the key elements of our named executive officer compensation programs. Compensation of our named executive officers will be determined by the compensation committee once it is established. Until then, the Board of Directors will make the determination.

     COMPENSATION COMPONENTS

         A significant component of the compensation program for our three senior executive officers in 2006 was profit allocations on membership interests. As a result of the Exchange, we will now operate as a corporation and we anticipate that the key components of our named executive officer compensation program will be base salary, cash bonus and equity-based awards. We expect that our annual total compensation and benefits expense, including that compensation and benefits payable to our named executive officers but excluding equity-based compensation awards made prior to the Exchange Date, will not exceed 55% of revenues each year. However, we may increase this percentage for years subsequent to 2007.

         BASE SALARY

         Consistent with industry practice, except in the case of our chief financial officer, the base salaries for our named executive officers account for a relatively small portion of their overall compensation. We believe that relatively modest salaries are accepted in the industry and the potential for substantial bonus compensation is seen by senior management personnel as the more important component. Named executive officer base salaries and subsequent adjustments, if any, are expected to be determined annually, based on a review of relevant market data and each executive's performance for the prior year, as well as each executive's experience, expertise and position.

         CASH BONUS

         Cash bonus compensation has been a key component of our executive compensation program. We have in the past awarded, and will in the future award discretionary cash bonuses based on a number of variables that are linked to our overall and the executive's individual performance.

         In March 2007, we established a bonus plan (the "Bonus Plan") for our three senior executives, Michael Vasinkevich, Edward Rubin and John J. Borer III (the "Principals"). Although certain limitations on the payment of bonuses under the Bonus Plan would have terminated upon the Exchange, we and the Principals have agreed to continue the Bonus Plan through 2007 with one significant modification. Our target for total compensation and benefits expense for each fiscal year will be 55%, excluding equity-based compensation granted prior to the Exchange Date, rather than 58% as originally contemplated.

         Under the Bonus Plan, the compensation and benefits payable to the Principals, after taking into account compensation and benefits payable to all other employees, for any fiscal year, but excluding equity-based compensation granted prior to the Exchange Date, may not exceed 55% of our gross revenues for that year, although we may increase this percentage for years subsequent to 2007. Subject to the above described limitation, the compensation and benefits payable to each of the Principals in any year will be determined by the compensation committee (once it is established) before the end of each fiscal year, by reference to the individual's productivity during such year and his overall contribution to our profits and success during that period.

         We believe that the deduction of payments to the Principals in 2007 pursuant to the Bonus Plan will not be limited by Section 162(m) of the Internal Revenue Code, or the Code, and as such, the payments to the Principals should qualify as deductible compensation expenses for a public company. The inapplicability of Section 162(m) is based on a transitional rule of the Treasury regulations promulgated under Section 162(m) since the Bonus Plan was adopted before we became a public reporting company and this transitional relief should be available through 2007. For years after 2007, we intend to adopt a bonus plan under which cash bonuses may be paid in a manner that qualifies for a deduction as performance based compensation under Section 162(m) unless it is in our best interests to pay compensation that is not so qualified.

         PROFIT DISTRIBUTIONS ON MEMBERSHIP INTERESTS

         Prior to the Exchange, we operated as a limited liability company, classified as a partnership for income tax purposes, and the members (which consisted of entities in which certain of our Principals, or a trust for their family, held an interest) received distributions of profits in respect of their membership interests. In addition, we made special allocations and related distributions of profits to our Principals with respect to their individual membership interests. After the Exchange, any dividends we declare on our Common Stock will be paid pro rata to all our stockholders.

         OTHER COMPENSATION

         All of our executives are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all salaried employees and do not discriminate in favor of senior executive officers. It is generally our policy to not extend significant perquisites to our executives that are not available to our employees generally. We have no current plans to make changes to levels of benefits and perquisites provided to senior executives.


SUMMARY COMPENSATION TABLE

         The information below describes the components of the total compensation paid to our named executive officers, based on total compensation for the year ended December 31, 2006. It does not reflect any amounts received by such person, if applicable, as a distribution of profits or a dividend from one of the members of Holding.

                                                                                                           ALL
                                                                                        OPTION            OTHER
                                              YEAR       SALARY          BONUS         AWARDS (1)     COMPENSATION(2)    TOTAL
                                              ----       ------          -----         ----------     ---------------    -----

PRINCIPAL EXECUTIVE OFFICER
John J. Borer III                            2006      $       --      $  400,000      $       --      $1,534,000      $1,934,000
  Chief Executive Officer                    2005      $       --      $  471,182      $       --      $   14,000      $  485,182
                                             2004      $       --      $  713,550      $       --      $  676,486      $1,390,036

PRINCIPAL ACCOUNTING
  OFFICER
Thomas Pinou                                 2006      $  150,000      $  250,000      $   11,942      $   14,000      $  425,942
  Chief Financial Officer                    2005      $  150,000      $  172,000      $       --      $   14,000      $  336,000
                                             2004      $  146,875      $  191,000      $       --      $   14,000      $  351,875

Michael Vasinkevich                          2006      $       --      $  712,172      $       --      $4,230,626      $4,942,798
  Vice Chairman                              2005      $       --      $2,464,257      $       --      $   46,928      $2,511,185
                                             2004      $       --      $  600,000      $       --      $2,386,312      $2,986,312

Edward Rubin                                 2006      $       --      $  378,929      $       --      $2,056,897      $2,435,826
  President                                  2005      $       --      $1,176,359      $       --      $   37,462      $1,213,821
                                             2004      $       --      $  300,000      $       --      $1,223,434      $1,523,434

Matthew Geller(3)                            2006      $  137,500      $2,257,025      $  131,833      $    6,600      $2,532,958
  Senior Managing Director -
  Investment Banking


(1) Reflects the value of the stock options that was charged to income in 2006, as reported on our financial statements.

         (2) Does not include amounts distributed to Revere and RRCG that were then distributed to their respective members and stockholders. However, in the case of Messrs. Borer, Vasinkevich and Rubin, (i) the 2006 amount includes a special distribution of 2006 profits that was made by Holding in March 2007 directly to them in lieu of compensation and (ii) the 2004 amount includes a special distribution of profits that was made by Holding in 2005 directly to them that was recorded as compensation. Also includes reimbursement of medical, dental and vision plan premiums; term life insurance premium; tax preparation expense reimbursement and legal fees incurred on behalf of the named executive.

(3)  Mr. Geller's employment commenced February 1, 2006.


         The following table provides information regarding each grant of an award made to a named executive officer in the year ended December 31, 2006. The number of securities underlying options and the exercise price of an option give retroactive effect to the Exchange.

                                                           GRANTS OF PLAN-BASED AWARDS

                                                                                                                Grant Date Fair
                                     Grant                Number of Shares         Exercise Price of            Value of Option
           Name                       Date               Underlying Options          Options ($/Sh)                  Awards
---------------------------- ----------------------- -------------------------- --------------------------- ------------------------

John J. Borer III                     ---                        ---                       ---                        ---
Thomas Pinou                       04/01/2006                  109,072                    $ 3.69                   $ 71,494
Michael Vasinkevich                   ---                        ---                       ---                        ---
Edward Rubin                          ---                        ---                       ---                        ---
Matthew Geller                     02/01/2006                  436,284                    $ 3.69                   $304,873

EMPLOYMENT ARRANGEMENTS

         In conjunction with a private placement in March 2007, we entered into an employment agreement with each of John J. Borer III, Edward Rubin and Michael Vasinkevich, subsequently modified in July 2007. Each of these agreements is substantially identical and their salient provisions provide as follows:

         TERM: Three years, terminating February 28, 2010, with 90-day "evergreen" provision.

         BASE SALARY: $150,000 per annum, subject to increase in the sole discretion of the compensation committee, if one has been formed, or the Board of Directors acting in the absence of a compensation committee.

         INCENTIVE COMPENSATION: For each fiscal year during the term of their agreements, an amount to all of the Principals, which, when added to the amount of salaries, bonuses, the cost of benefits and all other employee-related expenses (including employment taxes) but excluding equity-based compensation granted prior to the Exchange Date, does not exceed in the aggregate 55% of our gross revenues for such fiscal year, although we may increase this percentage for years subsequent to 2007. The amount of incentive compensation to each of the Principals will be determined by the compensation committee, once it has been formed, or the Board of Directors acting in the absence of a compensation committee, based on our overall revenue and profits and the relative productivity of the Principal.

         BENEFITS. Each executive is entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan.

         TERMINATION OF EMPLOYMENT. Upon termination other than for cause (as defined in the respective agreements) the executive is entitled to, in addition to his Base Salary and Incentive Compensation for the year in which the termination occurs, a lump-sum payment equal to twelve times his Monthly Salary amount which is defined in the respective agreements to mean one-twelfth of the sum of (a) the Executive's then current Base Salary plus (b) the average of the annual incentive compensation paid to the Executive for the full fiscal year periods immediately preceding the termination, commencing with the fiscal year period ended December 31, 2006.

         In June 2007, we amended and restated an employment agreement with Wesley K. Clark. His employment had commenced January 30, 2006. Under the agreement, Mr. Clark serves as our Chairman. His annual base salary is $250,000. In addition, he is eligible to receive the following cash bonuses: (i) up to 15% of fees received by R&R in connection with any transaction introduced by him and
(ii) a discretionary amount at the end of each calendar quarter. In addition, the agreement:

    o Granted him options to purchase 436,284 shares of our Common Stock at $3.69 per share, subject to a vesting schedule; and

    o Provides for payment of an amount if there is a "Change of Control Event" during the period of employment. In general, the amount cannot exceed $1,514,942, and reduces to the extent that the fair market value of a share of our Common Stock is less than $3.69 per share (as adjusted) on the date of the Change of Control Event. We may make the payment, in our absolute discretion, in cash or other property, including the shares or other property which may have been received in the transaction which constituted the Change of Control Event. A "Change of Control Event", in general, means the acquisition by any one person, or a group, of more than 50% of the total fair market value or total voting power of our capital stock or of substantially all of our assets.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2006

         The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2006. No options were exercised during the year ended December 31, 2006. We have never made grants of restricted stock. The number of securities underlying unexercised options and the option exercise price of an option give retroactive effect to the Exchange.

====================================================================================================================================

                                                                    OPTION AWARDS (1)
                            --------------------------------------------------------------------------------------------------------
                             NUMBER OF SECURITIES UNDERLYING UNEXERCISED
                                              OPTIONS                                   OPTION                        OPTION
                             -----------------------------------------------           EXERCISE                     EXPIRATION
NAME                             EXERCISABLE                  UNEXERCISABLE              PRICE                         DATE
-------------------------------------------------------------------------------------------------------------------------------
John J. Borer III                    --                             --                 $   --
Edward Rubin                         --                             --                 $   --
Michael Vasinkevich                  --                             --                 $   --
Thomas Pinou                         --                          109,072               $    3.69                     04/01/2011
Matthew Geller                       --                          436,284               $    3.69                     02/01/2016

(1) The options vest in equal quarterly installments over a two-year period beginning 15 months after the date of grant with 12.5% of the options becoming exercisable on each vesting date.

POTENTIAL PAYMENTS UPON CHANGE OF CONTROL

         The following table and summary set forth potential payments payable to our named executive officers upon a change of control. The table below reflects amounts payable to our named executive officers assuming a change of control occurred on December 31, 2006. The amount reflected in the Option Acceleration column gives retroactive effect to the Exchange.

                                                                           CASH                         OPTION
                                     NAME                                 PAYMENT                    ACCELERATION
                  --------------------------------------------     ----------------------     ------------------------
                  John J. Borer III                                    $   -(1)                       -
                  Edward Rubin                                         $   -(1)                       -
                  Michael Vasinkevich                                  $   -(1)                       -
                  Thomas Pinou                                         $   -                       $71,494(2)
                  Matthew Geller                                       $   -                          -

    (1) None of Messrs. Borer, Rubin and Vasinkevich had employment agreements in 2006 and therefore had no contractual right to a payment upon a change in control. Assuming a change in control occurs in 2007, they would be entitled to severance payments under their respective employment agreements in the following amounts: Mr. Borer -- $2,069,310; Mr. Rubin - $2,639,091; and Mr. Vasinkevich -- $5,232,333.

    (2) Under Mr. Pinou's option agreement, all unvested options vest one year after the occurrence of a change in control. The amount set forth in the table reflects the compensation expense relating to the vesting of options to purchase 109,072 shares of Common Stock at a price of $3.69 per share one year after the change of control. For the year ended December 31, 2006, we recognized $12,000 of stock-based compensation expense relating to the grant of Mr. Pinou's options. The method and assumptions used to calculate the value of the options granted to Mr. Pinou is discussed in note 13 to our audited financial statements included in our Current Report on Form 8-K related to the Exchange to be filed on or about July 11, 2007.

COMPENSATION OF DIRECTORS

         Arnold Kling served as a non-employee director during the year ended December 31, 2006 and will continue to serve until the Effective Date. He received no compensation in connection with such service. On the Effective Date, Messrs. Clark, Vasinkevich, Borer and Dryden will become members of the Board of Directors.

         As of the date of this Information Statement, we do not compensate our directors for their services. In order to attract and retain qualified independent directors, we plan to adopt a compensation plan for non-employee directors that may include cash as well equity-based compensation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

         Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2006, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
                            AND DIRECTOR INDEPENDENCE

         The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of our Current Report on Form 8-K related to the Exchange, to be filed on or about July 11, 2007, for a copy of certain agreements.

REORGANIZATION TRANSACTIONS AND CORPORATE STRUCTURE

         Through July 10, 2007, we conducted our business through Holding, a limited liability company. On July 10, 2007, the Exchange was consummated. As a result of the Exchange, Holding became our wholly-owned subsidiary.

DISTRIBUTIONS

         From January 1, 2004 through June 30, 2007, Holding distributed an aggregate of $7.5 million in cash to its members, which then distributed an aggregate of $6.2 million to John J. Borer III, Edward Rubin, Thomas Pinou and the ARF Trust, the beneficiaries of which are the wife and children of Michael Vasinkevich. This is in addition to any amount paid to Messrs. Vasinkevich, Borer, Rubin and Pinou as compensation.

         In March 2007, Holding and certain of its affiliated companies distributed 85% of the beneficial interests in certain equity securities, including stock and warrants, that they held in 62 companies to its members, Revere (59.5%) and RRCG (25.5%), retaining 15%. Holding, Revere and RCG then contributed their interests in these securities to RRPR in exchange for membership interests held 15% by Holding, 59.5% by Revere, and 25.5% by RRCG. Revere is owned two-thirds by a trust whose beneficiaries are the wife and children of Michael Vasinkevich, our Vice Chairman and a director, and one-third by Edward Rubin, our President and a director, and RRCG was owned 40.7% by John
J. Borer III, our Chief Executive Officer and a director, and 7.2% by Thomas Pinou, our Chief Financial Officer. The value of the securities on the date of transfer was $11.9 million. As a result of the Exchange, we own 100% of Holding and RRCG.

         Pursuant to a Distribution Agreement, dated as of July 9, 2007, on that date Holding distributed $5.0 million to its members, Revere and RRCG. This amount represented approximately 70% of the taxes payable on Holding's estimated taxable income from January 1, 2007 through the Exchange Date (the "Short Year") based on the maximum combined individual federal, New York State and New York City income tax rate of 45.498% (the "Maximum Rate"). As soon as reasonably practicable, we will calculate Holding's actual taxable income for the Short Year and then make a final distribution to Revere and the former stockholders of RRCG, who are now our stockholders (pro rata in accordance with their former interests in RRCG), in an amount equal to the taxes payable, based on the Maximum Rate, on Holding's taxable income for the Short Year over the amount distributed to Revere and RRCG on July 9, 2007. In the event the amount distributed on July 9, 2007 exceeds the actual taxes payable with respect to Holding's taxable income for the Short Year, Revere and the former stockholders of RRCG are obligated to reimburse Holding for such excess distribution.

         In March 2007, Holding assigned its rights to the fees associated with three pending financing transactions to its then members, Revere and RRCG, in accordance with their then ownership interests in Holding. One of these financing transactions was consummated in April 2007. In the event that either or both of the remaining two transactions are consummated after the date of this Information Statement, such amounts will be payable to Revere and the former shareholders of RRCG.

DIRECTOR AND OFFICER INDEMNIFICATION

         We have entered into indemnity agreements with our directors, officers and other persons indemnifying them against actions on behalf of us for all losses, damages, costs and expenses incurred by them arising out of their service in such capacity, subject to the limitations imposed by Delaware law. This agreement is in addition to our indemnification obligations under our bylaws as described below under the heading "Description of Securities."

TAX INDEMNIFICATION AGREEMENT

         Holding operated as a limited liability company, treated as a partnership for income tax purposes, prior to the Exchange and, as such, its former members generally will be liable for adjustments to taxes, including federal and state income taxes, attributable to its operations prior to the Exchange. In connection with the Exchange, we entered into a tax indemnification agreement to indemnify the former members of Holding and their respective members or stockholders against certain increases in taxes that relate to activities of Holding and its affiliates prior to the Exchange. The tax indemnification agreement includes provisions that permit us to control any tax proceeding or contest which might result in our being required to make a payment under the tax indemnification agreement.

THE RELATIONSHIP OF THE R&R OPPORTUNITY FUND, L.P. WITH OUR CHIEF EXECUTIVE OFFICER

         Our asset management business is conducted through Rodman & Renshaw Fund Management, LLC, a Delaware limited liability company engaged in asset management (the "Fund Manager"), which manages the R&R Opportunity Fund, L.P. (the "Fund"), a value-focused hedge fund. Through the Fund Manager, we manage the Fund. The Fund Manager is managed by John J. Borer III, our Chief Executive Officer. Mr. Borer and members of his family have provided a majority of the capital contributed to the Fund. In addition, some of our employees have invested in the Fund.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

         We intend to adopt a code of business conduct and ethics, or Code of Conduct, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our Board of Directors in the case where it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

                                LEGAL PROCEEDINGS

         We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against investment banking firms have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we may provide concerning strategic transactions. In addition, like most investment banking firms, we could be the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination, retaliation or other unlawful employment practice.

         The following constitute our material pending legal proceedings as of the date of this Information Statement:

         On or about October 18, 2006, we, as claimant, filed a statement of claim with the NASD against Matthew N. Murray ("Murray"), a former research analyst whom we terminated on March 2, 2006 for engaging in unprofessional conduct (RODMAN & RENSHAW, LLC V. MATHEW N. MURRAY, NASD Dispute Resolution Arbitration No. 06 - 04643). The petition asserts claims for defamation, tortious interference with business relations, breach of fiduciary duty, conversion, breach of contract, and prima facie tort. In that proceeding, we seek compensatory damages against Murray of at least $10,000,000, plus punitive damages of at least $15,000,000, together with certain injunctive relief. The claims relate to wrongful activities allegedly undertaken by Murray.

         On October 6, 2006, we and our senior officers filed an action (the "SDNY Action") in the U.S. Federal District Court for the Southern District of New York (RODMAN & RENSHAW, LLC., JOHN BORER, EDWARD RUBIN, MICHAEL VASINKEVICH, AND WESLEY K. CLARK V. MATHEW N. MURRAY, U.S. District Court, Southern District of New York, 06 CV 8210 (WHP)), alleging various claims for trademark dilution, trademark infringement, cybersquatting, cyberpiracy, and false designation of origin as a result of various websites allegedly created by or at the instance of Murray using, among other things, the given names and surnames of certain of our principals and high ranking employees. The action, among other things, sought permanent injunctive relief restraining Murray from continuing the acts complained of, as well as compensatory and punitive damages, each in the amount of at least $10,000,000. On October 6, 2006, we and the other plaintiffs moved for a temporary restraining order and preliminary injunction seeking an order enjoining Murray from continuing to maintain the offending websites and directing that the sites be taken down and the domain names transferred to us and to the other plaintiffs. Murray signed an order on October 10, 2006, effectively agreeing to all of our demands, which document was so-ordered by the Court on October 11, 2006. On or about October 17, 2006, Murray filed an answer and counterclaims, which he amended on November 14, 2006, for breach of contract, defamation, and declaratory relief, seeking at least $1,000,000 each in compensatory damages and punitive damages. Murray also alleges that he was promised an option to purchase two percent "of Rodman" for "book value."

         On or about November 17, 2006, the plaintiffs in the SDNY Action moved to sever and dismiss Murray's counterclaims and Murray moved to stay and preliminarily enjoin the NASD proceeding or, in the alternative, to stay the SDNY Action. The court heard oral argument on the motions on December 21, 2006, and issued an order dated December 22, 2006, declining to stay the NASD proceeding; declining to sever and dismiss Murray's counterclaims; and directing that the SDNY Action be stayed pending the full adjudication of the NASD proceeding.

         On April 9, 2007, the plaintiffs amended the statement of claim in the NASD proceeding to include the claims first set forth in the complaint in the SDNY Action and to include the individual plaintiffs in the SDNY Action as plaintiffs in the NASD proceeding. We expect Murray to assert the counterclaims he first filed in the SDNY Action in the NASD proceeding, including, but not limited to, his claim that he was promised an option to purchase two percent "of Rodman" for "book value."

         The actions concerning Murray are at a preliminary stage, and although we believe that we will prevail on our claims and that we have meritorious defenses to Murray's counterclaims, we are not in a position at this stage to predict or assess the likely outcome of these proceedings.

         As a result of allegations by Mr. Murray that we terminated him in violation of NASD Rule 2711 ("Rule 2711") and SEC Regulation AC ("Reg AC") in retaliation for his desire to downgrade an issuer that he provided research coverage on, each of the Committee on Finance of the U.S. Senate ("SFC"), the SEC, the Attorney General of the State of New York ("AG"), and the NASD initiated their own investigation.

         The SEC, by letter dated May 25, 2006 from its former chairman, Senator Charles E. Grassley, requested that our Chairman make himself available for an interview with Grassley's staff and respond to certain questions in connection with Murray's termination. By letter of the same date, Grassley, along with Senator Max Baucus, who was at that time the ranking member of the SFC, wrote to Christopher Cox, then chairman of the SEC, asking the SEC to conduct a "comprehensive and thorough examination" into our termination of Murray. Both the letter to us and the letter to Cox referenced possible violations of Rule 2711 and Reg AC. We responded to the letter from Grassley and our Chairman voluntarily appeared for an interview by Grassley's staff in July 2006. The last written correspondence from Grassley's offices to us with respect to this matter occurred in September 2006. Neither former chairman Grassley nor the SFC has contacted us since that date, and the SFC has not, to our knowledge, issued any subpoena in connection with the inquiry.

         By letter dated March 27, 2006, the SEC advised us that it was undertaking an investigation of us and it requested that we produce documents in connection with that investigation. Although the letter from the SEC did not specifically reference either Rule 2711 or Reg AC, the documents they requested and our counsel's conversation with the SEC staff clearly indicated that the focus of the SEC's investigation was Mr. Murray's allegations. We responded to the SEC inquiry and produced responsive documents to the SEC. In addition, we produced our chief compliance officer for an interview at the SEC. By letter dated April 18, 2007, the SEC advised us that its investigation had been terminated and that no enforcement action had been recommended.

         On or about July 7, 2006, the AG served us with a subpoena containing a number of requests for information and documents concerning, among other things, the termination of Murray. The subpoena did not specifically reference Rule 2711 or Reg AC. We produced documents and information responsive to the subpoena (including all of the documents that we also had previously provided to the SEC). To our knowledge, the AG has not interviewed any of our employees and we have not received any communication from the AG since the end of August 2006.

         By letter dated April 10, 2006, the NASD advised us that it was reviewing matters related to the circumstances surrounding the termination of Mr. Murray and requested that we produce documents in connection with that review. By letter dated April 11, 2006, the NASD withdrew its request, to avoid regulatory duplication, upon learning that the SEC was also reviewing the same events. By letter dated May 1, 2007, following the SEC's termination of its investigation, the NASD requested the production of certain information and documentation. We have produced all responsive information and documentation to the NASD staff and intend to cooperate with any further requests.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ENTHRUST FINANCIAL SERVICES, INC.
DATE: JULY 10, 2007


                                              BY: /s/ John J. Borer III
                                                 -------------------------------
                                                 John J. Borer III
                                                 Chief Executive Officer